MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2018

August 2, 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the three and six months ended June 30, 2018 and 2017, and and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2017. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic and our expectations as to the success of our research and development, clinical and manufacturing programs in 2018 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2018

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic (I-O) virus with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Clinical Trial Program

Our clinical development plan objectives are twofold. First, we are seeking to obtain regulatory approval for pelareorep based on the compelling metastatic breast cancer survival data that was presented at the 2017 American Association for Cancer Research (AACR) Annual Meeting, in Washington, D.C. Second, we are looking to expand pelareorep into commercially valuable new treatment areas that include immuno-therapy along with immuno-modulatory (IMiD) and other targeted agents in collaboration with pharmaceutical partners. Our clinical development program focuses on the three components of pelareorep's mechanism of action (MOA) and includes the following:

Chemotherapy combinations
Chemotherapy combinations focus on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various cancer indications.

Targeted/IMiD combinations
Targeted/IMiD combinations focus on the potential of pelareorep to stimulate a patient's innate immunity and the potential for an infection to cause a cascade of chemokines/cytokines activating natural killer (NK) cells to attack cancer cells.

Immunotherapy combinations
Immunotherapy combinations focus on the potential for pelareorep to cause a specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs), infected tumor cells and/or dendritic cells to T cells.

Second Quarter 2018 Developments

Chemotherapy Combinations

Metastatic Breast Cancer
In 2017, we reported a statistically significant increase of 7 months (10.4 months to 17.4 months) in median overall survival from an open-label, randomized phase 2 metastatic breast cancer (mBC) study of intravenously-administered pelareorep given in combination with the chemotherapy agent paclitaxel. Pelareorep was awarded fast track designation by the United States Food and Drug Administration (FDA) for the treatment of mBC. We announced a productive End-of-Phase 2 meeting with the FDA for pelareorep in combination with paclitaxel, for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer (mBC) patients. The purpose of the meeting was to discuss the preclinical and clinical programs, including the design of the phase 3 registration study to support a future Biologics License Application (BLA) submission in the U.S. We also received a supportive Final Advice Letter from the European Medicines Agency (EMA) suggesting that a phase 3 study may be acceptable to form the basis of a Marketing Authorization Application (MAA) in Europe for the proposed use of pelareorep in combination with paclitaxel for the treatment of HR+/HER2- mBC. As a result of our statistically significant phase 2 data supported by a fast track designation, productive End-of-Phase 2 meeting with the FDA and supportive Final Advice Letter from the EMA, our objective is to advance pelareorep in combination with paclitaxel, into a phase 3 registration study for the treatment of HR+/HER2- mBC.

In May 2018, we reached agreement with the FDA under a Special Protocol Assessment for the protocol design, clinical endpoints and statistical analysis approach for our phase 3 clinical study evaluating pelareorep for the treatment of metastatic breast cancer.

Targeted/IMiD combinations

The initial activity supporting the innate immunity component of REOLYSIN's MOA, is in collaboration with Celgene Corporation (Celgene) and Myeloma UK, a cancer charity. MUK eleven was launched in March of 2017: a first of its kind immuno-therapy trial that aims to modulate the immune system to target myeloma. The Phase 1b trial will study REOLYSIN in combination with Celgene's Imnovid® (pomalidomide) or Revlimid® (lenalidomide) as a rescue treatment in relapsing myeloma patients. The dose escalation trial will look at the safety and tolerability of these combinations, and will investigate whether the addition of REOLYSIN extends disease control in this patient group.

The trial, which commenced enrollment in September 2017 and continued to enroll through the second quarter of 2018, will recruit approximately 44 patients across up to six Myeloma UK Clinical Trial Network centres in the UK. MUK eleven is part of the Myeloma UK Clinical Trial Network, a portfolio of early-stage trials coordinated by the Clinical Trials Research Unit at the University of Leeds, which aims to test and speed up access to promising new treatments for patients. Oncolytics and Celgene

UK & Ireland are providing their respective products for MUK eleven: Oncolytics is providing REOLYSIN and Celgene UK & Ireland is providing Imnovid® and Revlimid®.

Immunotherapy combinations

In support of the adaptive immunity component of the MOA, we expanded out immunotherapy combinations to include two additional research collaborations. In May 2018, we announced an investigator sponsored study supported by Merck Inc., Northwestern University and Oncolytics. This study is an extension of the REO 024 study that will investigate pelareorep in combination with Merck’s anti-PD1 checkpoint inhibitor Keytruda®, to treat second line pancreatic cancer patients. The study will plan to enroll approximately 40 patients with advanced pancreatic cancer and will be conducted at the Robert H. Lurie Comprehensive Cancer Center of Northwestern University.

As well, during the second quarter of 2018, we announced a collaboration with the Keck School of Medicine of University of Southern California (USC) using pelareorep in combination with Keytruda®, Velcade® and dexamethasone, to treat multiple myeloma. This study is an extension of the current REO 019 study evaluating pelareorep in combination with Velcade and dexamethasone to treat multiple myeloma and will be conducted at the USC Norris Comprehensive Cancer Center.  It will add Keytruda which is being provided by Merck.

Pre-clinical/Research collaborations

During the second quarter of 2018, the following presentations were made:

Title	Presenter	Location	Description/Conclusion
Potentiating effect of reovirus in anti-PD1 therapy in colorectal cancer	Sanjay Goel, MD, Associate Professor of Medicine, Montefiore Medical Center	American Association for Cancer Research (AACR) Annual Meeting 2018, Chicago, Illinois
Data presented in the poster demonstrated:
–
pelareorep administration increased PD-L1 expression on MSS CRC cells;
–
possible evidence of a vaccine effect: immunologically competent mice were re-challenged with the original tumor and the tumor was unable to propagate;
–
combination therapy made statistically significant improvements in survival compared to controls in both BALB/c (median 42 vs. 16 days, p="0".003) and C57BL/6 (median 24 vs. 17 days, p="0".02) mice; and
–
pelareorep treated xenografted tumor tissue showed a higher infiltration of T lymphocytes as confirmed by CD8-positive and intensified granzyme staining.

Pelareorep promotes the expression of a chemokine signature that predicts response to immunotherapy	Grey Wilkinson, PhD, Translational Scientist, Oncolytics Biotech	American Association for Cancer Research (AACR) Annual Meeting 2018, Chicago, Illinois
Data presented in the poster demonstrated:
–
the expression of a chemokine signature that predicts response to immunotherapy;
–
global changes in gene expression are unique and different for each cell line following pelareorep infection and changes in gene expression occur before significant cell lysis;
–
pelareorep differentially promotes the expression of innate and adaptive immunity related genes in HCC, CRC, NSCLC cell lines; and
–
pelareorep promotes the expression of gene signatures that predict response to immuno-therapies in HCC cells.

B and T lymphocyte attenuator (BTLA) and PD-L1 significantly upregulated in reovirus treated TRAMP-C2 tumours	Dr. Guy Simpson, Department of Clinical and Experimental Medicine, University of Surrey	11th International Oncolytics Virus Conference (IOVC), Oxford, UK
Data presented in the poster demonstrated:
–
treatment of subcutaneous TRAMP-C2 prostate tumors with a combination of pelareorep and anti-PD-1 (Keytruda®) or anti-CD73 antibody significantly enhanced survival of mice compared to pelareorep or antibody therapy alone;
–
immune profiling of pelareorep treated and untreated tumors confirmed the ability of pelareorep to increase tumour immune cell infiltration;
–
pelareorep infection of tumours is needed before a therapeutic effect of anti-immune inhibitory/suppressive antibodies is seen;
–
pelareorep-initiated antitumor immunity protects against subsequent tumour challenge; and
–
after the study of negative regulators, only B and T lymphocyte attenuator (BTLA) and PD-L1 were significantly upregulated in the pelareorep treated TRAMP-C2 tumors compared to untreated tumour.

Pelareorep to promote the expression of a IFN-gamma-related gene signature that predicts response to checkpoint blockade therapy	Grey Wilkinson, PhD, Translational Scientist, Oncolytics Biotech	American Society of Clinical Oncoloty (ASCO) 2018 Annual Meeting, Chicago, Illinois
Highlights in the poster include:
–
Pelareorep promotes expression of gene signatures that are predictive of response to checkpoint inhibitors in select cell lines
- HCC - hepatocellular carcinoma
- HR+BC - hormone receptor positive breast cancer
–
Pronounced tumor inflammatory effects of pelareorep in HR+ BC cells may explain the prominent increase in overall survival in a previous phase 2 randomized clinical study in HR+ mBC patients treated with pelareorep and may render this large breast cancer population susceptible to conventional immunotherapy regimes
–
Results warrant further investigation of pelareorep in combination with checkpoint inhibitors

Manufacturing and Process Development

During the second quarter of 2018, we supplied our clinical development program with previously filled product from our existing supply of REOLYSIN, labeled for the applicable usage. As well, we continued our activities to source and develop commercial production capabilities to fill REOLYSIN into vials, the next step in the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval. We also commenced startup activities for drug product filling to support ongoing and upcoming clinical development projects.

Intellectual Property

At the end of the second quarter of 2018, we had been issued over 396 patents including 49 US and 21 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

Share Consolidation
On May 22, 2018, we completed a consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 pre-consolidation warrants entitle the holder to purchase one post-consolidation common share until June 1, 2022.

Listing on the Nasdaq Capital Market
On June 1, 2018, we announced that our common shares were approved for listing and commenced trading on the Nasdaq Capital Market.

Public offering
On June 5, 2018, we closed a public offering whereby we sold 1,532,278 common shares at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

"At-the-Market" equity distribution agreement
On February 25, 2016, we entered into an "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as sole agent in Canada (our "Canadian ATM"). Under the terms of our Canadian ATM, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the Canadian ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the six month period ending June 30, 2018, we sold 519,500 pre-consolidation common shares (approximately 54,684 post-consolidation common shares) for gross proceeds of $553,650. We incurred share issue costs of $33,335.

Options
During the second quarter of 2018, we received cash proceeds of $23,910 with respect to the exercise of 71,000 pre-consolidation options (approximately 7,473 post-consolidation options) by a former employee.

Warrants
During the second quarter of 2018, we received cash proceeds of $1,417 with respect to the exercise of 1,500 warrants.

Financial Impact

We estimated at the beginning of the second quarter of 2018 that our cash requirements to fund our operations for the year will be between $14 - $16 million depending on our ultimate clinical program. Our cash usage for the six month period ending June 30, 2018 was $4,019,494 for operating activities and $80,062 for the acquisition of property and equipment. Our net loss for the period was $8,882,113.

Cash Resources

We exited the second quarter of 2018 with cash and cash equivalents totaling $18,741,347 (see “Liquidity and Capital Resources”).

REOLYSIN Development for the Remainder of 2018

Our planned 2018 development activity for REOLYSIN focuses on our clinical development plan along with our manufacturing and intellectual property programs. For the remainder of 2018, our clinical objective is to incorporate our immuno-oncology combination strategy that includes checkpoint inhibitors, targeted therapies and other anti-cancer agents as we finalize our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC. We expect to enter into additional clinical collaborations examining potential biomarkers and commence enrollment in our combination studies with Keytruda in second line pancreatic cancer and multiple myeloma. Our expectation is that these combination studies will assist us in refining our phase 3 protocol for mBC and may also support further development around the innate and adaptive immunity components of the mechanism of action.

Our 2018 manufacturing program includes preparation for continued production of 100-litre cGMP batches along with the related analytical testing and product filling, as well as labeling, packaging and shipping of REOLYSIN to our various clinical sites for ongoing and upcoming activities. These actions also contribute to progression through our process validation master plan and related conformity testing in 2018. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

Second Quarter Results of Operations
(for the three months ended June 30, 2018 and 2017)

Net loss for the three month period ended June 30, 2018 was $4,211,439 compared to $4,349,142 for the three month period ended June 30, 2017.

Research and Development Expenses (“R&D”)

	2018 $	2017 $
Clinical trial expenses	813,555	725,358
Manufacturing and related process development expenses	441,066	421,468
Intellectual property expenses	183,712	244,495
Research collaboration expenses	37,681	55,573
Other R&D expenses	699,425	1,488,106
Foreign exchange gain	(159,573)	(74,597)
Share based payments	29,551	58,270
Research and development expenses	2,045,417	2,918,673

Clinical Trial Expenses

	2018 $	2017 $
Clinical trial expenses	813,555	725,358

Our clinical trial expenses for the second quarter of 2018 were $813,555 compared to $725,358 for the second quarter of 2017. Our clinical trial program activities related primarily to the preparation and development of our breast cancer registration study. In the second quarter of 2018, these costs included phase 3 startup activities and activities related to obtaining the Special Protocol Assessment from the FDA, and in the second quarter of 2017 included costs to complete our supporting regulatory documents, regulatory filing fees and key opinion leader activities. During the second quarters of 2018 and 2017, our clinical trial activities also included patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN.

Manufacturing & Related Process Development Expenses (“M&P”)

	2018 $	2017 $
Product manufacturing expenses	384,609	344,328
Process development expenses	56,457	77,140
Manufacturing and related process development expenses	441,066	421,468

Our M&P expenses for the second quarter of 2018 were $441,066 compared to $421,468 for the second quarter of 2017. During the second quarter of 2018, our product manufacturing costs included shipping and storage costs of our bulk and vialed product along with startup costs for a product fill required to support our clinical development plan. We were able to partially offset these costs by entering into a contract with a new storage depot with lower fees. During the second quarter of 2017, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product.

Our process development expenses for the second quarter of 2018 focused on analytic development and stability studies and in the second quarter of 2017 focused on stability studies.

Intellectual Property Expenses

	2018 $	2017 $
Intellectual property expenses	183,712	244,495

Our intellectual property expenses for the second quarter of 2018 were $183,712 compared to $244,495 for the second quarter of 2017. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the second quarter of 2018, we had been issued over 396 patents including 49 US and 21 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2018 $	2017 $
Research collaboration expenses	37,681	55,573

Our research collaboration expenses were $37,681 for the second quarter of 2018 compared to $55,573 for the second quarter of 2017. Our research collaborations during the second quarters of 2018 and 2017 included biomarker studies and studies investigating the interaction of the immune system and pelareorep.

Other Research and Development Expenses

	2018 $	2017 $
R&D salaries and benefits	640,710	1,393,431
Other R&D expenses	58,715	94,675
Other research and development expenses	699,425	1,488,106

Our other research and development expenses were $699,425 for the second quarter of 2018 compared to $1,488,106 for the second quarter of 2017. The change in our R&D salaries and benefits was mainly due to severance payments to certain officers of the Company who were terminated during the second quarter of 2017. The change in our Other R&D expenses was due to a decrease in meeting attendance and related travel expenses.

Foreign Exchange Gain

	2018 $	2017 $
Foreign exchange gain	(159,573)	(74,597)

Our foreign exchange gain was $159,573 for the second quarter of 2018 compared to $74,597 for the second quarter of 2017. The change in foreign exchange gain was primarily due to the fluctuation in the U.S. dollar exchange rate on the translation of U.S. currency received from our June 2018 public offering and the settlement of our contract receivable.

Share Based Payments

	2018 $	2017 $
Share based payments	29,551	58,270

Non-cash share based payment expenses for the second quarter of 2018 were $29,551 compared to $58,270 for the second quarter of 2017. We incurred share based payment expenses associated with the granting of options and restricted share units to officers and employees associated with our research and development activities and the vesting of previously granted options and share awards. In the second quarter of 2018, we also recognized a recovery of share based payment expenses due to the departure of the Chief Medical Officer and the forfeiture of unvested share awards and options.

Operating Expenses

	2018 $	2017 $
Public company related expenses	767,896	760,560
Office expenses	722,239	560,857
Amortization of property and equipment	21,126	25,688
Share based payments	127,541	97,438
Operating expenses	1,638,802	1,444,543

Our operating expenses for the second quarter of 2018 were $1,638,802 compared to $1,444,543 for the second quarter of 2017. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $767,896 for the second quarter of 2018 compared to $760,560 for the second quarter of 2017. The change in our public company related expenses in the second quarter of 2018 was due to an increase in expenses related to the Nasdaq listing and an increase in travel expenses offset by a decrease in business development activities.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. During the second quarter of 2018, our office expenses were $722,239 compared to $560,857 for the second quarter of 2017. The change was due to an investment in our business development department and an increase in office expenses related to the opening of our U.S. office.

Non-cash share based payment expenses in the second quarter of 2018 were $127,541 compared to $97,438 in the second quarter of 2017. We incurred share based payment expenses associated with the granting of options to officers and employees and the vesting of previously granted options and share awards.

Results of Operations
(for the six month period ending June 30, 2018 and 2017)

Net loss for the six month period ending June 30, 2018 was $8,882,113 compared to $7,866,861 for the six month period ending June 30, 2017.

Research and Development Expenses (“R&D”)

	2018 $	2017 $
Clinical trial expenses	1,846,300	1,411,531
Manufacturing and related process development expenses	858,769	875,032
Intellectual property expenditures	590,227	496,085
Research collaboration expenses	227,728	142,952
Other R&D expenses	1,411,276	2,182,241
Foreign exchange gain	(284,501)	(47,200)
Share based payments	330,509	126,103
Research and development expenses	4,980,308	5,186,744

Clinical Trial Program

	2018 $	2017 $
Clinical trial expenses	1,846,300	1,411,531

Our clinical trial expenses were $1,846,300 for the six month period ending June 30, 2018 compared to $1,411,531 for the six month period ending June 30, 2017. Our clinical trial activities related primarily to the preparation and development of our breast cancer registration study. During the six month period ending June 30, 2018, these costs included phase 3 startup activities and activities related to obtaining the Special Protocol Assessment from the FDA, and in the six month period ending June 30, 2017 included costs to complete our supporting regulatory documents, regulatory filing fees and key opinion leader activities. During the six month periods ending June 30, 2018 and 2017, our clinical activities included patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN.

We still expect our clinical trial expenses to increase in 2018 compared to 2017. For the remainder of 2018, we expect to enter into additional clinical collaborations examining potential biomarkers and commence enrollment in our combination studies with Keytruda in second line pancreatic cancer and multiple myeloma as we finalize our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC.

Manufacturing & Related Process Development (“M&P”)

	2018 $	2017 $
Product manufacturing expenses	637,312	648,829
Process development expenses	221,457	226,203
Manufacturing and related process development expenses	858,769	875,032

Our M&P expenses for the six month period ending June 30, 2018 were $858,769 compared to $875,032 for the six month period ending June 30, 2017. During the six month periods ending June 30, 2018, our product manufacturing costs included shipping and storage costs of our bulk and vialed product along with startup costs for a product fill required to support our clinical development plan. We were able to largely offset these costs by entering into a contract with a new storage depot with lower fees. During the six month period ending June 30, 2017, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product.

Our process development expenses for the six month period ending June 30, 2018 were $221,457 compared to $226,203 for the six month period ending June 30, 2017. During the six month period ending June 30, 2018, our process development activities focused on analytic development and stability studies. During the six month period ending June 30, 2017, our activities focused on stability studies.

We still expect our M&P expenses for 2018 to increase compared to 2017. In 2018, we expect to fill, label and store sufficient product as we commence enrollment in our clinical development program and produce sufficient supply to support our registration efforts in breast cancer. We also expect to continue to perform stability testing and analytical development related to our process validation master plan and stability program.

Intellectual Property Expenses

	2018 $	2017 $
Intellectual property expenses	590,227	496,085

Our intellectual property expenses for the six month period ending June 30, 2018 were $590,227 compared to $496,085 for the six month period ending June 30, 2017. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the first half of 2018, we had been issued over 396 patents including 49 U.S. and 21 Canadian patents, as well as issuances in other jurisdictions.

We still expect that our intellectual property expenses will remain consistent in 2018 compared to 2017.

Research Collaborations

	2018 $	2017 $
Research collaborations	227,728	142,952

Our research collaboration expenses for the six month period ending June 30, 2018 were $227,728 compared to $142,952 for the six month period ending June 30, 2017. During the six month periods ending June 30, 2018 and 2017, our research collaborations included biomarker studies and studies investigating the interaction of the immune system and pelareorep.

We still expect that our research collaborations in 2018 will increase compared to 2017. We expect to complete our ongoing collaborative program carried over from 2017 and will continue to be selective in the types of new collaborations we enter into in 2018.

Other Research and Development Expenses

	2018 $	2017 $
R&D salaries and benefits	1,300,870	2,059,249
Other R&D expenses	110,406	122,992
Other research and development expenses	1,411,276	2,182,241

Our Other Research and Development expenses for the six month period ending June 30, 2018 were $1,411,276 compared to $2,182,241 for the six month period ending June 30, 2017. The change in our R&D salaries and benefits was mainly due to severance payments to certain officers of the Company who were terminated during the second quarter of 2017. The change in our Other R&D expenses was due to a decrease in meeting attendance and related travel expenses.

We now expect our Other R&D expenses to remain consistent in 2018 compared to 2017.

Foreign Exchange Gain

	2018 $	2017 $
Foreign exchange gain	(284,501)	(47,200)

Our foreign exchange gain for the six month period ending June 30, 2018 was $284,501 compared to $47,200 for the six month period ending June 30, 2017. The change in foreign exchange gain was primarily due to the fluctuation in the U.S. dollar exchange rate on the translation of U.S. currency received from our June 2018 public offering and the settlement of our contract receivable.

Share Based Payments

	2018 $	2017 $
Share based payments	330,509	126,103

During the six month period ending June 30, 2018, our non-cash share based payment expenses were $330,509 compared to $126,103 for the six month period ending June 30, 2017. We incurred share based payment expenses associated with the granting of options and share awards to officers and employees associated with our research and development activities and the vesting of previously granted options and share awards. In the second quarter of 2018, we also recognized a recovery of share based payment expenses due to the departure of the Chief Medical Officer and the forfeiture of unvested share awards and options. We granted 202,855 options and share awards in the six month period ending June 30, 2018 compared to 1,578 options and share awards in the six month period ending June 30, 2017.

Operating Expenses

	2018 $	2017 $
Public company related expenses	1,565,730	1,454,935
Office expenses	1,428,940	1,076,690
Amortization of property and equipment	40,984	49,724
Share based payments	365,701	163,494
Operating expenses	3,401,355	2,744,843

Our operating expenses for the six month period ending June 30, 2018 were $3,401,355 compared to $2,744,843 for the six month period ending June 30, 2017. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the six month period ending June 30, 2018, our public company related expenses were $1,565,730 compared to $1,454,935 for the six month period ending June 30, 2017. The change was due to an increase in expenses related to the Nasdaq listing, an increase in legal fees and costs related to the special meeting of shareholders held in February 2018 and an increase in travel expenses, partly offset by a decrease in business development activities.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the six month period ending June 30, 2018, we incurred office expenses of $1,428,940 compared to $1,076,690 during the six month period ending June 30, 2017. The change was due to an investment in our business development department and an increase in office expenses related to the opening of our U.S. office.

During the six month period ending June 30, 2018, our non-cash share based payment expenses were $365,701 compared to $163,494 for the six month period ending June 30, 2017. We incurred share based payment expenses associated with the granting of stock options to officers and employees and the vesting of previously granted options and share awards. We granted 119,903 options and share awards in the six month period ending June 30, 2018 compared to 28,684 options and share awards in the six month period ending June 30, 2017.

We still expect our operating expenses in 2018 to increase compared to 2017.

Commitments

As at June 30, 2018, we are committed to payments totaling approximately $6,063,389 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years. We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases totaling $1,183,174 for 2018 to 2021. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2018		2017				2016
	June	Mar	Dec	Sept	June	Mar	Dec	Sept
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	4,211	4,671	4,746	3,004	4,349	3,518	5,210	3,332
Basic and diluted loss per common share(2)	$0.27	$0.31	$0.32	$0.20	$0.32	$0.28	$0.41	$0.26
Total assets(3)	20,693	14,127	18,150	14,848	17,579	10,623	14,758	18,437
Total cash(1), (3)	18,741	7,745	11,836	14,034	16,676	10,102	14,123	17,702
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)
The calculation of basic and diluted loss per common share for all periods has been adjusted retrospectively for the Share Consolidation. Included in net loss and loss per common share between June 2018 and July 2016 are quarterly share based payment expenses of $157,092, $539,118, $140,659, $148,447, $155,708, $133,889, $106,443 and $98,369, respectively.

(3)
We issued 590,500 pre-consolidation common shares (approximately 62,157 post-consolidation common shares) for net cash proceeds of $0.5 million and 1,532,435 post-consolidation common shares for net cash proceeds of $10.2 million in 2018 (2017 - 20,547,500 pre-consolidation common shares (approximately 2,162,894 post-consolidation common shares) for net cash proceeds of $12.8 million).

(4)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2018 Financing Activities

Share Consolidation
On May 22, 2018, we completed a consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 pre-consolidation warrants entitle the holder to purchase one post-consolidation common share until June 1, 2022.

Listing on the Nasdaq Capital Market
On June 1, 2018, we announced that our common shares were approved for listing and commenced trading on the Nasdaq Capital Market.

Public offering
On June 5, 2018, we closed a public offering whereby we sold 1,532,278 post-consolidation common shares at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

Canadian "At-the-Market" equity distribution agreement
During the six month period ending June 30, 2018, we sold 519,500 pre-consolidation common shares (approximately 54,684 post-consolidation common shares) for net proceeds of $520,315.

Options
During the second quarter of 2018, we received cash proceeds of $23,910 with respect to the exercise of 71,000 pre-consolidation options (approximately 7,473 post-consolidation options) by a former employee.

Warrants
During the second quarter of 2018, we received cash proceeds of $1,417 with respect to the exercise of 1,500 warrants.

2017 Financing Activities

Canadian "At-the-Market" equity distribution agreement
During the six month period ending June 30, 2017, we sold 842,000 pre-consolidation common shares (approximately 88,631 post-consolidation common shares) for gross proceeds of $668,648. We incurred share issue costs of $109,121.

Public offering
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one pre-consolidation common share (0.106 post-consolidation common share) and one common share purchase warrant. Following the Share Consolidation, 9.5 common share purchase warrants entitle the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. The post-consolidation common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $23.75 for 15 consecutive trading dates. We incurred share issue costs of $1,145,402.

Options
During the second quarter of 2017, we received cash proceeds of $295,350 with respect to the exercise of 686,500 pre-consolidation options (approximately 72,263 post-consolidation options) by former employees.

Liquidity

As at June 30, 2018, we had cash and cash equivalents and working capital positions as follows:

	June 30, 2018 $	December 31, 2017 $
Cash and cash equivalents	18,741,347	11,836,119
Working capital position	16,396,435	12,587,340

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to 150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

We anticipate that the expected cash usage from our operations in 2018 will be between $14 - $16 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations to the end of 2018. We also anticipate entering into new financing arrangements to fund our operations. Factors that will affect our anticipated cash usage in 2018, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2018.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable. As at June 30, 2018, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and contract receivable in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and contract receivable.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2018 by approximately $78,308. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2018 by approximately $15,848. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2018 by approximately $4,658.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at June 30, 2018 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	12,698,664	29,212	23,347
Accounts payable	(916,806)	(27,060)	—
	11,781,858	2,152	23,347
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 16,531,956 common shares outstanding at August 2, 2018. If all of our options, restricted share units and performance share units (1,153,080) and common share purchase warrants (1,730,894) were exercised or were to vest, we would have 19,415,930 common shares outstanding.

Our 2017 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2018 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.